Exhibit 12

                           CARNIVAL CORPORATION & PLC
                       Ratio of Earnings to Fixed Charges
                          (in millions, except ratios)

                                            Nine Months
                                          Ended August 31,
                                          ----------------
                                          2005       2004
                                          ----       ----

Net income                               $1,904     $1,561
Income tax expense, net                      43         56
                                         ------     ------
Income before income taxes                1,947      1,617
                                         ------     ------

Fixed charges
  Interest expense, net                     250        212
  Interest portion of rent expense(a)        12         13
  Capitalized interest                       14         21
                                         ------      -----

Total fixed charges                         276        246
                                         ------      -----

Fixed charges not affecting earnings
    Capitalized interest                    (14)       (21)
                                         ------     ------
Earnings before fixed charges            $2,209     $1,842
                                         ======     ======

Ratio of earnings to fixed charges          8.0x       7.5x
                                         ======     ======

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.


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